                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                           LENNOX INTERNATIONAL, INC.
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                                (Name of Issuer)




                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)




                                   526107107
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                                 (CUSIP Number)




    -----------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 526107107             13 G        PAGE      2      OF    5      PAGES
                                                   ------       ------
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  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AOC Corporation
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  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

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  3      SEC USE ONLY

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  4      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

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                        5     SOLE VOTING POWER

                              2,695,770 shares
                        -------------------------------------------------------
        NUMBER OF       6     SHARED VOTING POWER
          SHARES
       BENEFICIALLY           0 shares
         OWNED BY       -------------------------------------------------------
           EACH         7     SOLE DISPOSITIVE POWER
        REPORTING
          PERSON              2,695,770 shares
           WITH         -------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              0 shares
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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,695,770 shares
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 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

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 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.9%
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 12    TYPE OF REPORTING PERSON*

       CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                           STATEMENT ON SCHEDULE 13G


             This statement on Schedule 13G relates to the common stock, par value $.01 per share ("Common Stock"), of Lennox International Inc., a Delaware corporation (the "Company"), and is filed by AOC Corporation ("AOC"). AOC holds directly (as to 2,695,770 shares) the shares of Common Stock reported as beneficially owned in this statement.

ITEM 1.      NAME OF ISSUER.

             (a)  The name of the issuer is Lennox International Inc.

             (b) The address of the principal executive offices of the issuer is 2140 Lake Park Blvd., Richardson, TX 75080.

ITEM 2.      NAME OF PERSON FILING.

             (a)  This statement on Schedule 13G is filed by AOC.

             (b) The address of the principal business of AOC is c/o Lennox International Inc., 2140 Lake Park Blvd., Richardson, TX 75080.

             (c) AOC is incorporated under the laws of Delaware. The directors of the Company include John W. Norris, Jr., David H. Anderson, Richard W. Booth and David V. Brown, all of whom are either directors or officers of Lennox International Inc.

             (d) The class of securities to which this statement relates is the Common Stock of the Company.

             (e)  The CUSIP number for the Common Stock is 526107107.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             This item is inapplicable.

ITEM 4.      OWNERSHIP.

             (a) Amount beneficially owned as of December 31, 1999: 2,695,770 shares

             (b)  Percent of class as of December 31, 1999: 5.9%

             (c)  Number of shares as to which the reporting person has:

                  (i)     sole power to vote or direct the vote: 2,695,770

                  (ii)    shared power to vote or direct the vote:  0

                  (iii)   sole power to dispose or to direct the disposition of:
                          2,695,770

                  (iv)    shared power to dispose or to direct the disposition
                          of:  0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             This item is inapplicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             This item is inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             This item is inapplicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             This item is inapplicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             This item is inapplicable.

ITEM 10.     CERTIFICATION.

             This item is inapplicable.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 2000                           AOC Corporation


                                                   /s/ John W. Norris, Jr.
                                                   ----------------------------
                                                   John W. Norris, Jr.
                                                   Chairman of the Board